Dimensional
December 29, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Linda Stirling

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Stirling:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 135/136 to the Registration Statement of the Registrant (the “Amendment”) relating to the DFA Intermediate-Term Municipal Bond Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 18, 2011, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  Please delete the phrase “do not charge a sales commission or load” from the front cover of the prospectus as this information is not listed as one the items for inclusion on the front cover of the prospectus.

Response.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  The Registrant believes that the phrase “do not charge a sales commission or load” on the front cover does not obscure or impede the understanding of the information that is required to be included.

2.           Comment.  Please confirm that the Portfolio will not experience “Acquired Fund Fees and Expenses” and that the description of the Fee Waiver and Expense Assumption Agreement states all the applicable exclusions to the expense cap arrangement.

U.S. Securities and Exchange Commission
December 29, 2011

Response.  The Portfolio does not currently expect to experience “Acquired Fund Fees and Expenses.”  Also, the description of the fee waiver arrangement for the Portfolio describes all the applicable exclusions to the expense cap.

3.           Comment.  Please confirm that the disclosure related to derivatives included in the “Principal Investment Strategies” section of the prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.  The Registrant believes that the Portfolio’s derivative disclosure meets with the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and the how such derivatives will be used in connection with the Portfolio’s principal investment strategies.

4.           Comment.  In the “Principal Investment Strategies” section of the prospectus, please add a reference to “junk bonds” when discussing the Portfolio’s ability to invest in securities with lower credit ratings.

Response.  The Fund does not believe that the term “junk bonds”  promotes an understanding by shareholders of the types of fixed income securities in which the Portfolio may invest.  However, disclosure has been added to the prospectus to more clearly describe that the Portfolio may invest in securities that are rated below investment grade.

5.           Comment.  In addition to the other disclosure provided, please add the date that each listed portfolio manager began managing the Portfolio.

Response.  The requested disclosure has been added.

6.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the summary, please include the investment minimum for the Portfolio.

Response.  The Portfolio does not have a minimum investment amount.

7.           Comment.  Please confirm that the Portfolio’s investment objective is fundamental.

Response.  The Portfolio’s investment objective is fundamental.

8.           Comment.  Please include in the prospectus the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  The Portfolio omits the information required by Item 8 of Form N-1A in the prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to Institutional Class shares of the Portfolio.

U.S. Securities and Exchange Commission
December 29, 2011

9.           Comment.  Please disclose the Portfolio’s investment objective as required by Item 9 of Form N-1A.

Response.  The Portfolio discloses its investment objective in the summary section of the prospectus in response to Item 2 of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.

10.           Comment.  One the back cover of the prospectus, please state that the SAI is incorporated by reference into the prospectus.

Response.  The requested disclosure has been added.

11.           Comment.  The investment limitation concerning commodities discusses limitations regarding physical commodities.  The investment limitation should be revised to disclose more broadly the Portfolio’s restrictions with respect to investment in commodities generally.

Response.  The Registrant believes that its current investment limitation that discusses restrictions on investments in physical commodities, currencies and futures and options thereon meets the requirements of Section 8 of the 1940 Act to recite the Portfolio’s policy with respect to investment in commodities. The Registrant believes that its limitation discusses the investments generally defined as actual commodities and notes that this limitation is similar to the limitation on investment in commodities utilized by other mutual funds in the industry. In addition, the Portfolio’s investment limitation is identical to the investment limitation presented in a proxy statement and approved by shareholders for 89 series in the Dimensional Funds Complex at shareholder meetings held in June 2009. The commodities limitation was one of several investment limitations contained in a complex wide proxy statement, which was reviewed by the Staff of the SEC. The investment limitations presented in the proxy statement were submitted for approval by shareholders in order to provide standardized investment limitations across all series of the complex and, therefore, the Registrant adopted the current language of the standardized investment limitation for commodities for the Portfolio, which the Registrant believes is appropriate.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
December 29, 2011

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.